Free Writing Prospectus to Preliminary Pricing Supplement No. 6,509

Registration Statement Nos. 333-275587; 333-275587-01

Dated February 11, 2025; Filed pursuant to Rule 433

Morgan Stanley

3-Year Worst-of XLE, KRE and GDX Callable Contingent Income Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying shares:	Energy Select Sector SPDR® Fund (the “XLE Shares”), SPDR® S&P® Regional Banking ETF (the “KRE Shares”) and VanEck® Gold Miners ETF (the “GDX Shares”)
Call feature:	Beginning after six months, quarterly, based on the output of a risk neutral valuation model. See the accompanying preliminary pricing supplement.
Coupon barrier level:	65% of the initial share price for each underlying shares
Downside threshold level:	60% of the initial share price for each underlying shares
Contingent quarterly coupon:	At least 12.00% per annum
Coupon payment dates:	Quarterly
Redemption dates:	Beginning after six months, quarterly
Pricing date:	February 14, 2025
Final observation date:	February 14, 2028
Maturity date:	February 17, 2028
CUSIP:	61778CGH2
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225008309/ms6509_424b2-04355.htm

1All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying Shares	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-41%	$590.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for regular interest payments.

●The securities have early redemption risk.

●The contingent quarterly coupon, if any, is based only on the value of each of the underlying shares on the related quarterly observation date.

●Investors will not participate in any appreciation in any of the underlying shares.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The market price will be influenced by many unpredictable factors.

●Investing in the securities is not equivalent to investing in the underlying shares or the stocks composing the share underlying indices.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $950.20 per security, or within $30.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Shares

●You are exposed to the price risk of each of the underlying shares, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●Because the securities are linked to the performance of the worst performing underlying shares, you are exposed to greater risks of receiving no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one of the underlying shares.

●Investing in the securities exposes investors to risks associated with investments with a concentration in the energy sector.

●Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the banking sector.

●Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the gold and silver mining industry.

●There are risks associated with investments in securities linked to the value of foreign equity securities.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.

●The securities are subject to currency exchange risk.

●Adjustments to the underlying shares or the indices tracked by the underlying shares could adversely affect the value of the securities.

●The performance and market price of any of the underlying shares, particularly during periods of market volatility, may not correlate with the performance of its respective share underlying index, the performance of the component securities of such share underlying index or the net asset value per share of such underlying shares.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.